SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _____)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
The following documents are filed as part of this pre-commencement Schedule 14D-9:
1.	News release, dated October 4, 2006

2.	Information Agent Script for Incoming Calls

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com
NEWS RELEASE
ANORMED BOARD CONTINUES TO RECOMMEND THAT SHAREHOLDERS
ACCEPT MILLENNIUM’S PLANNED TENDER OFFER
AnorMED determines that new Genzyme proposal could lead to superior offer

For Immediate Release:	October 4, 2006
Vancouver, British Columbia — AnorMED Inc. (NASDAQ:ANOR; TSX: AOM) said today it has received a proposal from Genzyme Corporation (NASDAQ:GENZ) to increase its tender offer price from US$8.55 per share in cash to a price in excess of US$12.00 per share in cash to purchase through a wholly-owned subsidiary all of the issued and outstanding common shares of AnorMED. While Genzyme has proposed to increase its tender offer price, it has not formally submitted a revised tender offer with a specific price per share, and there can be no assurance that Genzyme will ultimately do so. Genzyme’s proposal and determination of a final price are subject to satisfactory completion of a due diligence review of AnorMED’s material non-public information.
Genzyme proposes that any revised tender offer it may make will meet the requirements of a competing superior proposal as specified in the support agreement entered into between AnorMED and Millennium Pharmaceuticals, Inc. (NASDAQ:MLNM) on September 26, 2006. Under the support agreement, AnorMED’s Board of Directors agreed to support a planned tender offer from Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash, including all common shares issuable on the exercise of outstanding stock options.
Kenneth Galbraith, AnorMED’s Chairman of the Board and Interim CEO, said, “We remain focused on achieving maximum value for all our shareholders. We continue to recommend the planned tender offer by Millennium as offering fair and certain value for our shareholders. If we receive a superior proposal from Genzyme or any other third party, Millennium has the opportunity to match or exceed that superior proposal.”
AnorMED’s Board of Directors carefully considered the Genzyme proposal based on information available, the recommendation of the Board’s Strategic Initiatives Committee, and in consultation with its financial and legal advisors, all in the context of its legal obligations under the support agreement with Millennium. Subject to certain exceptions, the support agreement requires that AnorMED’s Board of Directors continues to recommend that shareholders accept the planned tender offer by Millennium.
The support agreement provides the AnorMED Board the ability to withdraw, modify or change its support regarding the Millennium planned tender offer only in the instance that the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer. Millennium has the right to match any such superior proposal made by another bidder. If AnorMED’s Board accepts a superior proposal after Millennium decides not to match such proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
AnorMED’s Board did not determine that the Genzyme proposal is a superior proposal as defined in the support agreement with Millennium. Accordingly, the Board continues to recommend that shareholders accept the planned tender offer by Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash.
However, the Board did determine that the Genzyme proposal could reasonably be expected to lead to a superior proposal for the purposes of its support agreement with Millennium. According to the terms of the support agreement, this determination allowed AnorMED to respond to Genzyme’s request to participate in the process previously commenced by AnorMED in response to Genzyme launching its tender offer on September 1, 2006. In the course of this process, interested third parties were provided access to AnorMED’s data room and management prior to AnorMED entering into the support agreement with Millennium.

2006-10-04 Genzyme Proposal
Following the Board’s determination, and subsequent discussions among AnorMED’s legal and financial advisors and representatives of Genzyme, AnorMED and Genzyme today entered into a confidentiality agreement allowing Genzyme access to AnorMED’s data room and to management. In exchange for being provided access to the Company’s data room and management, Genzyme has agreed to, with certain conditions, not commence a new tender offer, or amend or extend the current tender offer except for the following two exceptions:
(i) a tender offer to acquire all of the common shares of the Company where the price per common share in cash is greater than U.S. $12.00 per common share; or
(ii) an extension of the current tender offer on its current terms other than the expiration date being amended to until on or before 12:01 a.m. (Vancouver time) on October 23, 2006.
Notwithstanding the Board’s determination and the terms of the confidentiality agreement with Genzyme, there can be no assurance that Genzyme will proceed with its proposal to increase its tender offer price or that the Genzyme proposal will lead to a definitive agreement with respect to the making of a superior proposal by Genzyme to shareholders or at all.
About the Tender Offers
AnorMED has been informed by Millennium that it will commence its formal tender offer on or before October 6, 2006. As contemplated in the support agreement, when the formal offer is commenced by Millennium, AnorMED will file with the U.S. Securities and Exchange Commission (the “SEC”) and applicable securities commissions in Canada, a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information for shareholders to read, including the Board’s recommendation regarding the offer. The Directors’ Circular will be available free of charge on the SEC’s website at www.sec.gov, at www.sedar.com or from AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished to the SEC and applicable securities commissions in Canada by AnorMED may be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary.
Update on the Genzyme Offer
The Board of Directors of AnorMED maintains its unanimous recommendation for shareholders to reject the Genzyme Offer of US$8.55 per common share in cash and not to tender their common shares to Genzyme. If shareholders have already tendered their common shares to the Genzyme Offer, the Board of Directors recommends that shareholders withdraw them immediately.
For assistance in withdrawing their common shares, shareholders are urged to contact their broker or Kingsdale Shareholder Services Inc. at toll free 1-866-639-3460.
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 unsolicited offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. The Directors’ Circular describes the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commissions in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR OR TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.”
About AnorMED Inc.
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

2006-10-04 Genzyme Proposal
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.
About Millennium
Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. The Company’s research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. The Company’s website is http://www.millennium.com.
FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: a planned tender offer by a wholly-owned subsidiary of Millennium under which Millennium would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$12.00 per share in cash; AnorMED’s Boards’ expectation that it will recommend that shareholders accept the Millennium offer when it is commenced; AnorMED’s Board’s expectation that it can withdraw, modify or change its support regarding the Millennium planned tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; the possibility that the Genzyme proposal could reasonably be expected to lead to a superior proposal for the purposes of AnorMED’s support agreement with Millennium; Genzyme conducting a due diligence review of AnorMED’s material non-public information and with AnorMED’s management; AnorMED’s expectation that Millennium may be entitled to payment of US$19.5 million from AnorMED if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; AnorMED’s plans to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED’s expectation that it will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; and AnorMED’s expectation that it can clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients.
With respect to the forward-looking statements contained in this news release, the Company has made numerous assumptions regarding, among other things: Millennium’s ability to complete a tender offer for US$12.00 per share in cash for all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options; AnorMED’s Board’s ability to withdraw, modify or change its support regarding the Millennium planned tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; AnorMED’s ability to pay Millennium US$19.5 million if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; Genzyme’s ability to revise its offer to meet the requirements of a competing superior proposal as specified in the support agreement entered into between AnorMED and Millennium; AnorMED’s ability to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED’s ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; and AnorMED’s ability to clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients. The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: Millennium may not have the ability to, among other things, complete a tender offer for US$12.00 per share in cash for all

2006-10-04 Genzyme Proposal
of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options; AnorMED’s Board may withdraw, modify or change its support regarding the Millennium planned tender offer if the Board receives a competing superior proposal prior to the expiry of the Millennium tender offer; AnorMED’s Board may not receive a superior competing proposal prior to the expiry of a Millennium tender offer; there can be no assurance that the Genzyme proposal will lead to a definitive agreement with respect to the making of a superior proposal by Genzyme to shareholders; AnorMED may not have the ability to pay Millennium US$19.5 million if AnorMED’s Board accepts a superior proposal that Millennium decides not to match; AnorMED may not have the ability to file a NDA for marketing approval with the U.S. FDA in the second half of 2007, and with Canadian and European regulators in 2008; AnorMED may not have the ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; AnorMED may not have the ability to clinically develop its second product, AMD070, now in Phase I/II clinical trials in HIV patients; AnorMED may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in its targeted indications; AnorMED may not be able to establish marketing and sales capabilities for launching MOZOBIL in stem cell transplant indications; the costs of any future products in AnorMED’s targeted indications may be greater than anticipated; AnorMED relies on third parties for the continued supply and manufacture of MOZOBIL; AnorMED may face unknown risks related to intellectual property matters; and AnorMED may face competition from other pharmaceutical or biotechnology companies.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements and associated risks set out in this news release, investors and shareholders are strongly advised to refer to the additional assumptions and risks set out in the section entitled “CAUTION REGARDING FORWARD-LOOKING STATEMENTS” in the Company’s Directors’ Circular dated September 5, 2006, available free of charge at www.sedar.com or from AnorMED’s Secretary. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
For further information:
Company Contact: Kenneth Galbraith, Chairman and Interim CEO, Tel: 604-889-5320 or Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Email: knelson@anormed.com
Media Contact: Karen Cook, James Hoggan & Associates, Tel: 604-742-4252 or 739-7500, Email: kcook@hoggan.com or Shafiq Jamal, Tel: 604-742-4269, Email: sjamal@hoggan.com.

AnorMED INC.
RECOMMENDING REJECTION OF THE GENZYME OFFER TO PURCHASE ALL OUTSTANDING
COMMON SHARES OF ANORMED.
Security Type: Common share, AnorMED Ticker: TSX – AOM, NASDAQ – ANOR
Genzyme Corp Offer Expiry Date: October 7, 2006, (12:01 a.m., Vancouver time)
In-bound Script
Thank you for calling AnorMED Inc., enquiries line, my name is <insert your name >. How may I help you today? (Answer questions). May I ask, if you are a common shareholder?

Thank you.
Do you have a copy of the Directors’ Circular recommending rejection of the GENZYME Offer that was mailed to you recently? You may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation / Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov.
The Board of Directors recommends that AnorMED Shareholders REJECT the Genzyme Offer and NOT TENDER their AnorMED Shares.
The Board of Directors has entered into a support agreement with respect to a planned tender offer by Millennium Pharmaceuticals, Inc. under which Millennium would acquire all of the outstanding common shares of AnorMED, including all common shares issuable on the exercise of outstanding stock options, for US$12.00 per share in cash.
Here are some of the principal reasons for the recommendation of the Board of Directors to AnorMED Shareholders that they REJECT the GENZYME Offer and NOT TENDER their AnorMED Shares to the GENZYME Offer:
➢	The planned tender offer by Millennium represents a 21% premium to the closing price of AnorMED’s common shares on September 25, 2006, and a 40% premium to the unsolicited tender offer commenced by Genzyme.
➢	We believe that the planned tender offer by Millennium will provide our shareholders with an immediate and certain value for their investment in AnorMED.
➢	The Board of Directors believes that the Genzyme offer undervalues the AnorMED shares and will not be supported by the market and AnorMED will only consider the premium bids to maximize shareholder value.
(See Summary Sheet for more information)
May I please give you our toll-free number and email address if you have any questions?
Call 1-866-639-3460 or
Email:contactus@kingsdaleshareholder.com
Facsimile:416-867-2271
Banks and Brokers call Collect:416-867-2272
Thank you for your time.

If you have any questions or require further assistance in withdrawing any AnorMED shares already tendered, we can be reached at 1-866-639-3460. Thank you very much for your time. Have a nice day/night.
JRemember: Speak slowly, especially when providing a phone number.J
Caller – please provide written comments of the following:
1) Tendered, 2) Undecided (provide written comments), 3) Against (provide written comments) or 4) For